UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TDC A/S (Name of Issuer)
Ordinary Share of DKK5 each (Title of Class of Securities)
ISIN DK0010253335 (ISIN Number)
Lawrence H. Guffey The Blackstone Group 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Richard Wilson Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT, U.K. +44 20 7572 6300	Kurt Björklund Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00
Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Copy To: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU, U.K. +44 20 7275 6500	Gustavo Schwed Providence Equity Partners Limited 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 30, 2005

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nordic Telephone Company ApS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Denmark

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%*

14.	Type of Reporting Person (See Instructions) CO

*
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nordic Telephone Company Investment ApS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Denmark

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO, HC

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its indirect ownership of the Nordic Telephone Company ApS.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apax Europe VI-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apax Europe VI-1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apax Europe VI GP, L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) OO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Apax Funds (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apax Europe VI GP, Co. Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Apax Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apax Partners Europe Managers Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Apax Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone NSS Communications Partners (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Communications Partnership (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%***

14.	Type of Reporting Person (See Instructions) CO, HC

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Capital Partners (Cayman) IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Capital Partners (Cayman) IV-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Investment Partnership (Cayman) IV-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Participation Partnership (Cayman) IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Communications Management Associates (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Blackstone Funds (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Management Associates (Cayman) IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Blackstone Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone FI Communications Associates (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Blackstone Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.    DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone LR Associates (Cayman) IV Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Blackstone Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Fund (Overseas), Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alberta, Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Millennium (Overseas), Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Alberta, Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the KKR Fund (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the KKR Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Europe III L.P. 1

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Europe III L.P. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Europe III GmbH & Co KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Europe III Co-Investment Scheme

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) OO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Permira Funds (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No.DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Europe III G.P. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) CO

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Permira Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Permira Europe III G.P. L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Permira Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Offshore Partners V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Offshore GP V L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) PN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship to the Providence Fund (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners (Cayman) V Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) Co

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of its relationship with the Providence Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) IN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of his relationship to the Blackstone Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14. Type of Reporting Person (See Instructions) IN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of his relationship to the Blackstone Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Salem

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) IN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of his relationship to the Providence Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn M. Creamer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) IN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of his relationship to the Providence Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

  ISIN No. DK0010253335

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan M. Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization U.S.

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 20,000,000*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 20,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%**

14.	Type of Reporting Person (See Instructions) IN

*
Beneficial ownership of the ordinary shares referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of his relationship to the Providence Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the ordinary shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on nominal share capital of DKK991,875,885 that is registered with the Danish Commerce and Companies Agency, divided into 198,375,177 shares at DKK5 per share.

TABLE OF CONTENTS

ITEM 1.	SECURITY AND ISSUER
ITEM 2.	IDENTITY AND BACKGROUND
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4.	PURPOSE OF THE TRANSACTION
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
ITEM 6.	CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EX-99.1	Joint Filing Agreement, dated December 9, 2005.
EX-99.2	Shareholders Agreement, dated December 9, 2005.
EX-99.3	Market Purchase Facility Agreement between Nordic Telephone Company Holding ApS and The Royal Bank of Scotland plc, dated November 30, 2005.
EX-99.4	Offer Document incorporated herein by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by the Purchaser and the Offerors listed on such Schedule TO, on December 2, 2005 (the "Schedule TO").
EX-99.5	Senior Facilities Agreement, between, among others, Nordic Telephone Company Holding Aps, and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan Plc and The Royal Bank Of Scotland Plc as original lenders, dated November 30, 2005, incorporated herein by reference to Exhibit (b)(1) of the Schedule TO.
EX-99.6	Bridge Facility Agreement, between, among others, Nordic Telephone Company Holding ApS and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan Plc and The Royal Bank of Scotland Plc as original lenders, dated November 30, 2005, incorporated herein by reference to Exhibit (b)(2) of the Schedule TO.
EX-99.7	PIK Facility Agreement, between, among others, Nordic Telephone Company Finance ApS, Deutsche Bank AG, London Branch as PIK Facility Agent, Deutsche Bank AG, London Branch And Credit Suisse First Boston International, as Arrangers and Barclays Capital, the Investment Banking Division of Barclays Plc, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan Plc and The Royal Bank of Scotland Plc as managers, underwriters and original lenders, Dated November 30, 2005, incorporated herein by reference to Exhibit (b)(3) of the Schedule TO.
EX-99.8	Announcement Agreement, between the Issuer, the Purchaser, Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited, Dated November 30, 2005, incorporated herein by reference to Exhibit (d) of the Schedule TO.

        Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below), other than the Nordic Reporting Persons (as defined below), that any such person is the beneficial owner of any of the TDC Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

        This statement on Schedule 13D relates to the shares of DKK5 each ("TDC Shares") issued by TDC A/S, a Danish public limited company with its registered office in Copenhagen, registered with the Danish Commerce and Companies Agency under CVR No. 14773908 (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The principal executive office of the Issuer is located at Nørregade 21, DK-0900 Copenhagen C, Denmark.

Item 2. Identity and Background

This statement is being filed jointly by:

  1.
  Nordic Telephone Company ApS (the "Purchaser") and Nordic Telephone Company Investment ApS (together with the Purchaser, the "Nordic Reporting Persons");

  2.
  Apax Europe VI-A, L.P., Apax Europe VI-1 L.P. (the "Apax Funds"), Apax Europe VI GP, L.P. Inc., Apax Europe VI GP, Co. Ltd. and Apax Partners Europe Managers Ltd. (collectively, the "Apax Reporting Persons");

  3.
  Blackstone NSS Communications Partners (Cayman) L.P., Blackstone Family Communications Partnership (Cayman) L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Participation Partnership (Cayman) IV L.P., (collectively, the "Blackstone Funds"), Blackstone Communications Management Associates (Cayman) L.P. ("BCMA"), Blackstone Management Associates (Cayman) IV L.P. ("BMA"), Blackstone FI Communications Associates (Cayman) Ltd. ("Blackstone FI") and Blackstone LR Associates (Cayman) IV Ltd. ("Blackstone LR" and together with the Blackstone Funds, BCMA, BMA and Blackstone FI, the "Blackstone Reporting Persons");

  4.
  KKR Millennium Fund (Overseas), Limited Partnership (the "KKR Fund"), KKR Associates Millennium (Overseas), Limited Partnership and KKR Millennium Limited (collectively, the "KKR Reporting Persons");

  5.
  Permira Europe III L.P. 1, Permira Europe III L.P. 2, Permira Europe III GmbH & Co. KG, Permira Investments Limited, Permira Europe III Co-investment Scheme (collectively, the "Permira Fund"), Permira Europe III GP L.P., Permira Europe III GP Limited and Permira Holdings Limited (collectively, the "Permira Reporting Persons");

  6.
  Providence Equity Offshore Partners V L.P. (the "Providence Fund"), Providence Equity Offshore GP V L.P. and Providence Equity Partners (Cayman) V Ltd. (collectively, the "Providence Reporting Persons");

  7.
  Mr. Peter G. Peterson;

  8.
  Mr. Stephen A. Schwarzman;

  9.
  Mr. Paul J. Salem;

  10.
  Mr. Glenn M. Creamer; and

  11.
  Mr. Jonathan M. Nelson

(such persons, collectively, the "Reporting Persons").

1. The Nordic Reporting Persons

        (a)-(c)The Purchaser is a vehicle through which the Apax Reporting Persons, the Blackstone Reporting Persons, the KKR Reporting Persons, the Permira Reporting Persons and the Providence Reporting Persons will effect the Tender Offer described in Item 4 hereto. The Nordic Reporting Persons are acquisition vehicles formed for the purpose of effecting the transactions as described in Item 4 below and have not engaged in any activities other than incidental to their formation and such transactions. The address and principal place of business of the Nordic Reporting Persons is Langelinie Allé 35, DK-2100, Copenhagen, Denmark. Messrs. Richard Wilson, Lawrence H. Guffey, Oliver Haarmann, Kurt Björklund and Gustavo Schwed are directors of the Nordic Reporting Persons. Mr. Wilson is a member of Apax Partners Worldwide LLP and his business address is 15 Portland Place, London, W1B 1PT, U.K. Mr. Guffey is a senior managing director of The Blackstone Group and his business address is 40 Berkeley Square, London, W1J 5AL, U.K. Mr. Haarmann is a director of Kohlberg Kravis Roberts & Co. Ltd. and his business address is 7 Carlton Gardens, London, SW1Y 5AD, U.K. Mr. Björklund is a partner at Permira Advisers KB and his business address is Birger Jarlsgatan 12, 114 34 Stockholm, Sweden. Mr. Schwed is a managing director of Providence Equity Partners and his business address is 78 Brook Street, London, W1K 5EF, U.K.

        (d)-(e) None of the Nordic Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 1 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Nordic Reporting Persons, nor to the best of their knowledge, the individuals named in Section 1 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

        (f) The Nordic Reporting Persons are private limited liability companies established in accordance with Danish law. Mr. Wilson is a citizen of the United Kingdom. Mr. Guffey and Mr. Schwed are citizens of the United States. Mr. Haarmann is a citizen of Germany. Mr. Björklund is a citizen of Finland.

2. Apax Reporting Persons

        (a)-(c) The business address of the Apax Funds is 13-15 Victoria Street, St Peter Port, Guernsey, GY1 32D, Channel Islands. The business address of Apax Partners Europe Managers Ltd. is 15 Portland Place, London, England, W1B 1PT, U.K. The business address of Apax Europe VI GP, Co. Ltd and Apax Europe VI GP, LP Inc. is 13-15 Victoria Street, St Peter Port, Guernsey, GY1 32D, Channel Islands. The principal business of the Apax Funds is to achieve long term capital growth through investing and committing capital to facilitate corporate restructurings, leveraged buyouts and other investments. The principal business of Apax Europe VI GP L.P. Inc. consists of performing the functions of, and serving as, the sole general partner of the Apax Funds. The principal business of Apax Europe VI GP, Co. Ltd. consists of performing the functions of, and serving as, the sole general partner of Apax Europe VI GP L.P. Inc. The principal business of Apax Partners Europe Managers Ltd is to act as the discretionary Investment Manager of the Apax Funds. Mses. Denise J. Fallaize and Constance A. E. Helyar and Messrs. Arthur J. Arnold, Stephen J. Tilton and Andrew J. Barrett are directors of Apax Europe VI GP, Co. Ltd. Ms. Denise J. Fallaize's principal occupation is as a director and fund administrator of International Private Equity Services Ltd and her business address is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, GY1 32D, Channel Islands. Mr. Arthur J. Arnold is

now retired. Ms. Constance A. E. Helyar's principal occupation is as a managing director of International Private Equity Services Ltd, and her business address is PO Box 431, 13-15 Victoria Road, St Peter Port, Guernsey, GY1 32D, Channel Islands. Mr. Stephen J. Tilton is a compliance officer of Apax Partners Ltd. and his business address is 15 Portland Place, London, W1B 1PT, U.K. Mr. Andrew J. Barrett is a member of Apax Partners Worldwide LLP and his business address is 15 Portland Place, London, W1B 1PT, U.K. Messrs Martin C. Halusa, Peter D. Englander, Paul A. Beecroft, Ian M.L. Jones, Paul Fitzsimons, Stephen N. Green, Richard C. Wilson and Stephen Grabiner are directors of Apax Partners Europe Managers Ltd. and their business address is 15 Portland Place, London, W1B 1PT, U.K. and all are members of Apax Partners Worldwide LLP.

        (d)-(e) None of the Apax Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 2 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Apax Reporting Persons, nor to the best of their knowledge, the individuals named in Section 2 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

        (f) The Apax Funds are limited partnerships organized under the laws of the United Kingdom, with their principal place of business registered in Guernsey. Apax Europe VI GP, Co. Ltd and Apax Europe VI GP, LP Inc. are each organized under the laws of Guernsey. Apax Partners Europe Managers Ltd. is organized under the laws of the United Kingdom. Messrs. Tilton and Barrett are citizens of the United Kingdom. Mr. Arnold is a citizen of Jersey, Channel Islands. Mses. Fallaize and Helyar are citizens of Guernsey, Channel Islands. Messrs Peter D. Englander, Paul A. Beecroft, Ian M.L. Jones, Stephen N. Green, Richard C. Wilson and Stephen Grabiner are citizens of the United Kingdom. Mr. Martin C. Halusa is a citizen of Austria. Mr. Paul Fitzsimons is a citizen of Ireland.

3. Blackstone Reporting Persons

        (a)-(c) The principal business address of the Blackstone Reporting Persons is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154, U.S. The principal business of the Blackstone Funds is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA and BCMA consists of performing the functions of, and serving as, the sole general partner of the Blackstone Funds. The principal business of Blackstone LR and Blackstone FI consists of performing the functions of, and serving as, the sole general partner of BMA and BCMA, respectively. Messrs. Robert L. Friedman, John A. Magliano, Peter G. Peterson, Michael A. Puglisi and Stephen A. Schwarzman are directors of Blackstone LR and Blackstone FI. The principal business address of Messrs. Robert L. Friedman, John A. Magliano, Peter G. Peterson, Michael A. Puglisi and Stephen A. Schwarzman is 345 Park Avenue, New York, NY 10154, U.S. The principal occupation of Messrs. Robert L. Friedman, John A. Magliano, Peter G. Peterson, Michael A. Puglisi and Stephen A. Schwarzman is serving as an executive of The Blackstone Group L.P.

        (d)-(e) None of the Blackstone Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 3 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Blackstone Reporting Persons, nor to the best of their knowledge, the individuals named in Section 3 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

        (f) The Blackstone Funds, BMA and BCMA are exempted limited partnerships organized under the laws of the Cayman Islands with their registered offices in the Cayman Islands. Blackstone LR is a limited duration company organized under the laws of the Cayman Islands. Blackstone FI is an exempted limited duration company organized under the laws of the Cayman Islands. Messrs. Robert L. Friedman, John A. Magliano, Peter G. Peterson, Michael A. Puglisi and Stephen A. Schwarzman are citizens of the United States.

4. KKR Reporting Persons

        (a)-(c) The principal business address of the KKR Reporting Persons is c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, New York, NY 10019, U.S. The principal business of the KKR Fund is investing in securities and committing capital to facilitate leveraged buyouts, corporate restructurings, bridge financings and other investments. The principal business of KKR Millennium Limited consists of performing the functions of, and serving as, the sole general partner of KKR Associates Millennium (Overseas), Limited Partnership. The principal business of KKR Associates Millennium (Overseas), Limited Partnership, consists of performing the functions of, and serving as, the sole general partner of the KKR Fund described above. Messrs. Henry F. Kravis, Paul E. Raether, Scott C. Nuttall, Jacques Garaïalde, Marc S. Lipschultz, Alexander Navab, Perry Golkin, James H. Greene Jr., Michael M. Calbert, Michael W. Michelson, George R. Roberts, Johannes P. Huth, Todd H. Fisher and Reinhard Gorenflos are each members of KKR & Co. LLC. The business address of Messrs. Kravis, Raether, Nuttall, Lipschultz, Navab and Golkin is Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S. The business address of Messrs. Roberts, Greene, Calbert and Michelson is 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025, U.S. The business address of Messrs. Fisher, Huth, Garaïalde and Gorenflos is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, U.K.

        (d)-(e) None of the KKR Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 4 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the KKR Reporting Persons, nor to the best of their knowledge, the individuals named in Section 4 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

        (f) KKR Millennium Fund (Overseas), Limited Partnership and KKR Associates Millennium (Overseas), Limited Partnership are limited partnerships organized under the laws of Alberta, Canada. KKR Millennium Limited is a limited company organized under the laws of the Cayman Islands. Messrs. Henry F. Kravis, Paul E. Raether, Scott C. Nuttall, Marc S. Lipschultz, Alexander Navab, Perry Golkin, James H. Greene Jr., Michael M. Calbert, Michael W. Michelson, George R. Roberts and Todd H. Fisher are citizens of the United States. Mr. Jacques Garaïalde is a citizen of France. Mr. Johannes P. Huth and Mr. Reinhard Gorenflos are citizens of Germany.

5. Permira Reporting Persons

        (a)-(c) The principal business address of the Permira Reporting Persons is Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Channel Islands. The principal business of the Permira Funds is to invest in other companies. The principal business of Permira Europe III GP L.P. is to act as the managing limited partner of Permira Europe III GmbH & Co. KG, the general partner of Permira Europe III L.P. 1 and the general partner of Permira Europe III L.P. 2. The principal business of Permira Europe III GP Limited is to act as the general partner of Permira Europe III GP L.P. and to administer the Permira Europe III Co-Investment Scheme. The principal business of Permira Holdings Limited is to act as a holding company. Messrs. Nigel Carey, John Marren and Peter Smitham are

directors of Permira Holdings Limited and Permira Europe III GP Limited. Messrs. Jonathan Lowe, John Marren and Nigel Carey are directors of Permira Investments Limited. Mr. Laurence McNairn has recused himself from all matters in relation to the transactions described in Item 4 below due to an actual or potential conflict. The principal occupation of Mr. Nigel Carey is as an advocate. The principal occupation of Mr. John Marren is as director of Northern Trust International Fund Administration Services (Guernsey) Ltd. The principal occupation of Mr. Peter Smitham is as a partner of Permira Advisers Limited. The principal occupation of Mr. Jonathan Lowe is as finance director of Permira Advisers Limited. The principal business address of Mr. Nigel Carey is 7 New Street, St Peter Port, Guernsey, GY 4B2, Channel Islands. The principal business address of Mr. John Marren is PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Channel Islands. The principal business address of Mr. Peter Smitham and Mr. Jonathan Lowe is 20 Southampton St, London, WC2E 7QH, U.K.

        (d)-(e) None of the Permira Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 5 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Permira Reporting Persons, nor to the best of their knowledge, the individuals named in Section 5 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

        (f) Permira Investments Limited, Permira Holdings Limited and Permira Europe III GP Limited are limited companies organized under the laws of Guernsey. Permira Europe III L.P. 1, Permira Europe III L.P. 2, and Permira Europe III GP L.P. are limited partnerships organized under the laws of Guernsey. The Permira Europe III Co-Investment Scheme is a contractual arrangement under the laws of Guernsey. Permira Europe III GmbH & Co. KG is a Kommanditgesellschaft (limited partnership) registered with the commercial register of the Local Court of Munich, Federal Republic of Germany. Messrs. Nigel Carey, Jonathan Lowe and Peter Smitham are citizens of the United Kingdom. Mr. John Marren is a citizen of Ireland.

6. Providence Reporting Persons

        (a)-(c) The principal business address of the Providence Reporting Persons is 50 Kennedy Plaza, Providence, Rhode Island 02903, U.S. The principal business of the Providence Fund is investing in the securities of communications and media companies. The principal business of Providence Equity Offshore GP V L.P. and Providence Equity Partners (Cayman) V Ltd. consists of performing the functions of, and serving as, the sole general partners of the Providence Fund described above and of Providence Equity Offshore GP V L.P., respectively. Messrs. Paul J. Salem, Glenn M. Creamer and Jonathan M. Nelson are directors of Providence Equity Partners (Cayman) V Ltd. Mr. Raymond M. Mathieu is the Chief Financial Officer of Providence Equity Partners (Cayman) V Ltd. Mr. Jonathan M. Nelson is the Chief Executive Officer of Providence Equity Partners (Cayman) V Ltd. Messrs. Paul J. Salem, Glenn M. Creamer, Raymond M. Mathieu and Jonathan M. Nelson have their business address at 50 Kennedy Plaza, 18thFloor, Providence, RI 02903, U.S.

        (d)-(e) None of the Providence Reporting Persons, nor, to the best of their knowledge, the individuals named in this Section 6 of Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Providence Reporting Persons, nor to the best of their knowledge, the individuals named in Section 6 of Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

        (f) The Providence Fund is a limited partnership organized under the laws of the Cayman Islands. Providence Equity Offshore GP V L.P. is an exempted limited partnership organized under the laws of the Cayman Islands. Providence Equity Partners (Cayman) V Ltd. is an exempted limited liability company organized under the laws of the Cayman Islands. Messrs. Paul J. Salem, Glenn M. Creamer, Raymond M. Mathieu and Jonathan M. Nelson are citizens of the United States.

7. Peter G. Peterson

        (a)-(c), (f) Mr. Peter G. Peterson's business address, principal occupation and citizenship is as stated in Section 3 of this Item 2.

        (d)-(e) Mr. Peter G. Peterson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

8. Stephen A. Schwarzman

        (a)-(c), (f) Mr. Stephen A. Schwarzman's business address, principal occupation and citizenship is as stated in Section 3 of this Item 2.

        (d)-(e) Mr. Stephen A. Schwarzman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

9. Paul J. Salem

        (a)-(c), (f) Mr. Paul J. Salem's business address, principal occupation and citizenship is as stated in Section 6 of this Item 2.

        (d)-(e) Mr. Paul J. Salem has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

10. Glenn M. Creamer

        (a)-(c), (f) Mr. Glenn M. Creamer's business address, principal occupation and citizenship are as stated in Section 6 of this Item 2.

        (d)-(e) Mr. Glenn M. Creamer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

11. Jonathan M. Nelson

        (a)-(c), (f) Mr. Jonathan M. Nelson's business address, principal occupation and citizenship are as stated in Section 6 of this Item 2.

        (d)-(e) Mr. Jonathan M. Nelson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

        Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Financing" and Section 3, "Background to and reasons for the Tender Offer and prospects for TDC—Intentions of the Bidder with regard to TDC—Refinancing of Existing Debt or other Material Change in Indebtedness" of the Offer Document published December 2, 2005 (the "Offer Document"), incorporated by reference as Exhibit 4 hereto, are hereby incorporated by reference. The Credit Facilities referenced in such Sections are incorporated by reference as Exhibits 5, 6 and 7 and are hereby incorporated by reference in this Item 3 in their entirety.

        On November 30, 2005, the Purchaser acquired 20,000,000 TDC Shares at an average price of DKK 380.96 per TDC Share and at a total purchase price of DKK 7,619,120,000. Commission payable in relation to such purchase was DKK 7,619,120. The total purchase price and commission payable were calculated to be EUR 1,025,402,554.52 at an exchange rate of EUR 1 : DKK 7.4378.

        The following is a summary of the terms of the financing entered into to enable the Purchaser to acquire TDC Shares prior to and during the Offer Period (as defined in Item 4 hereto).

        The financing is made available under a term facility agreement dated November 30, 2005 (the "Market Purchase Facility Agreement") entered into between Nordic Telephone Company Holding ApS and The Royal Bank of Scotland plc as facility agent and original lender (together with any other lender that may become party to the Market Purchase Facility Agreement from time to time, the "Market Purchase Lenders").

        The facility made available under the Market Purchase Facility Agreement is a term loan facility (the "OMP Facility") of up to EUR 1,050,000,000 in the aggregate, to be used to finance the consideration payable by the Purchaser in respect of purchases of TDC Shares on the open market or by private arrangement (amounts borrowed by Nordic Telephone Company Holding ApS (the direct parent company of the Purchaser) to be invested in the Purchaser by way of equity) and pay fees, costs and expenses relating thereto.

        The OMP Facility will accrue interest at a rate per annum based on the aggregate of the margin, EURIBOR and additional costs (if any). The margin for the OMP Facility is 0.675% per annum.

        The OMP Facility is required to be repaid in full on the date 30 days from and including the date of first utilization of the OMP Facility.

        None of Nordic Telephone Company Holding ApS, the Purchaser or any member of the TDC Group will be required to provide a guarantee or security in respect of the OMP Facility.

        The Market Purchase Facility Agreement requires Nordic Telephone Company Holding ApS and the Purchaser to observe certain customary covenants including, but not limited to, negative covenants in relation to financial indebtedness, security interests and disposals.

        The Market Purchase Facility Agreement sets out a number of customary events of default including, but not limited to, those dealing with failure to pay and insolvency proceedings. Failure to perform or observe any term, condition or covenant in the Market Purchase Facility Agreement will constitute an event of default. Upon the occurrence and during the continuance of an event of default, the Market Purchase Lenders have the right to (i) declare all or any portion of the obligations immediately due and payable, (ii) cease advancing money or extending credit and (iii) terminate the OMP Facility as to any future obligation.

        The foregoing summary of the Market Purchase Facility Agreement is qualified entirely by reference to Exhibit 3.

Item 4. Purpose of Transaction

        On December 2, 2005, the Purchaser commenced an offer for all of the TDC Shares and all American Depositary Shares, each representing one-half of one TDC Share ("TDC ADSs") evidenced by American Depositary Receipts of the Issuer (the "Tender Offer") by filing a Tender Offer Statement with the Securities and Exchange Commission ("SEC"), to which the Offer Document is attached as an exhibit. The offer period began on December 2, 2005 and will expire on January 12, 2006, unless extended by the Purchaser (the "Offer Period"). The Tender Offer is subject to certain conditions, which include, among other conditions: that at the end of the Offer Period, the Purchaser owns or has received valid acceptances in respect of an aggregate of more than 90% of the total share capital and corresponding voting power of the Issuer or such lower percentage as will permit the Purchaser to initiate a compulsory acquisition after an extraordinary meeting of the shareholders of the Issuer; the receipt of satisfactory necessary approval from certain public, judicial or regulatory authorities; and the absence of certain material adverse changes with respect to the Issuer and its subsidiaries.

        The acquisition of the TDC Shares that are the subject of this Schedule 13D was undertaken, in part, to begin to acquire control of the Issuer and for general investment purposes.

        The response to Item 3 of this Schedule 13D is hereby incorporated by reference. In response to this Item 4 of this Schedule 13D, Section 3, "Background to and reasons for the Tender Offer and prospects for TDC—Intentions of the Bidder with regard to TDC" and Section 4, "Terms, conditions and acceptance procedure for the Tender Offer" of the Offer Document, incorporated by reference as Exhibit 4 hereto, are hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

        (a)-(b) The information contained on the cover pages of this Schedule 13D and the response to Item 3 of this Schedule 13D are incorporated herein by reference. Pursuant to purchases of TDC Shares made on November 30, 2005, the Purchaser is the record owner of 20,000,000 TDC Shares. Nordic Telephone Company Investment ApS indirectly owns the Purchaser and has indirect power to direct the voting and disposition of the TDC Shares held by the Purchaser. The Apax Funds, the Blackstone Funds, the KKR Fund, the Permira Funds and the Providence Fund indirectly own Nordic Telephone Company Investment ApS and collectively have indirect power to direct the voting and disposition of the TDC Shares held by the Purchaser. Nordic Telephone Company Investment ApS, as an indirect owner of the Purchaser, may be deemed to beneficially own the TDC Shares that the Purchaser may be deemed to beneficially own.

        Apax Partners Europe Managers Ltd. is the discretionary investment manager of the Apax Funds and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Apax Europe VI GP, L.P. Inc. is the general partner of the Apax Funds and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Apax Europe VI GP, Co. Ltd is the general partner of Apax Europe VI GP, L.P. Inc. and has indirect power, together with other Reporting

Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. The Apax Funds, as indirect owners of the Purchaser, Apax Partners Europe Managers Ltd, as discretionary investment manager of the Apax Funds, Apax Europe VI GP, L.P. Inc., as general partner of the Apax Funds and Apax Europe VI GP, Co. Ltd., as general partner of Apax Europe VI GP, L.P. Inc., may be deemed to beneficially own the TDC Shares that the Purchaser may be deemed to beneficially own. The Apax Funds, Apax Partners Europe Managers Ltd, Apax Europe VI GP, L.P. Inc., and Apax Europe VI GP, Co. Ltd., disclaims beneficial ownership of such TDC Shares.

        BMA and BCMA are the general partners of the Blackstone Funds and have indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Blackstone LR and Blackstone FI are the general partners of BMA and BCMA, respectively, and have indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Peter G. Peterson and Stephen A. Schwarzman are the controlling stockholders of Blackstone LR and Blackstone FI and have indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. The Blackstone Funds, as indirect owners of the Purchaser, BMA and BCMA as general partners of the Blackstone Funds, and Peter G. Peterson and Stephen A. Schwarzman, as controlling stockholders of Blackstone LR and Blackstone FI, may be deemed to beneficially own the TDC Shares that the Purchaser may be deemed to beneficially own. The Blackstone Funds, BMA, BCMA, Blackstone LR, Blackstone FI, Peter G. Peterson and Stephen A. Schwarzman disclaim beneficial ownership of such TDC Shares.

        KKR Associates Millennium (Overseas), Limited Partnership is the general partner of the KKR Fund and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. KKR Millennium Limited is the general partner of KKR Associates Millennium (Overseas), Limited Partnership and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. The KKR Fund, as indirect owner of the Purchaser, KKR Associates Millennium (Overseas), Limited Partnership, as general partner of the KKR Fund, and KKR Millennium Limited, as general partner of KKR Associates Millennium (Overseas), Limited Partnership may be deemed to beneficially own the TDC Shares that the Purchaser may be deemed to beneficially own. The KKR Fund, KKR Associates Millennium (Overseas), Limited Partnership and KKR Millennium Limited disclaim beneficial ownership of such TDC Shares.

        Permira Europe III GP L.P. is the general partner of the Permira Funds and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Permira Europe III GP Limited is the general partner of Permira Europe III GP L.P. and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Permira Holdings Limited is the sole member of Permira Europe III GP Limited and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. The Permira Funds, as indirect owners of the Purchaser, Permira Europe III GP L.P., as general partner of the Permira Funds, Permira Europe III GP Limited, as general partner of Permira Europe III GP L.P., and Permira Holdings Limited, as sole member of Permira Europe III GP Limited may be deemed to beneficially own the TDC Shares that the Purchaser may be deemed to beneficially own. The Permira Funds, Permira Europe III GP L.P., Permira Europe III GP Limited and Permira Holdings Limited disclaim beneficial ownership of such TDC Shares.

        Providence Equity Offshore GP V L.P. is the general partner of the Providence Fund and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Providence Equity Partners (Cayman) V Ltd. is the general partner of Providence Equity Offshore GP V L.P. and has indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. Paul J. Salem,

Glenn M. Creamer and Jonathan M. Nelson are the controlling stockholders of Providence Equity Partners (Cayman) V Ltd. and have indirect power, together with other Reporting Persons, to direct the voting and disposition of the TDC Shares held by the Purchaser. The Providence Fund, as indirect owner of the Purchaser, Providence Equity Offshore GP V L.P., as general partner of the Providence Fund, Providence Equity Partners (Cayman) V Ltd., as general partner of Providence Equity Offshore GP V L.P., and Paul J. Salem, Glenn M. Creamer and Jonathan M. Nelson, as controlling stockholders of Providence Equity Partners (Cayman) V Ltd. may be deemed to beneficially own the TDC Shares that the Purchaser may be deemed to beneficially own. The Providence Fund, Providence Equity Offshore GP V L.P., Providence Equity Partners (Cayman) V Ltd., Paul J. Salem, Glenn M. Creamer and Jonathan M. Nelson disclaim beneficial ownership of such TDC Shares.

        As a result of the foregoing relationships, and as a result of the Shareholders Agreement (as defined in Item 6 hereto), the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act.

        None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Sections 1-11 of Item 2 hereto, has beneficial ownership of any TDC Shares, except as described in this Schedule 13D.

        (c) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Sections 1-11 of Item 2 hereto, has engaged in any transaction during the past 60 days in, any TDC Shares, except as described in this Schedule 13D.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In connection with the Tender Offer, the Purchaser entered into a Subscription and Shareholders Agreement (the "Shareholders Agreement"), dated December 9, 2005, by and among Angel Lux I S.à r.l., Apax Europe VI-A, L.P., Apax Europe VI-1, L.P., Angel Lux II S.à r.l., Blackstone NSS Communications Partners (Cayman) L.P., Blackstone Family Communications Partnership (Cayman) L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Participation Partnership (Cayman) IV L.P., Angel Lux IV S.à r.l., KKR Millennium Fund (Overseas), Limited Partnership, Kabler S.à r.l., Permira Europe III GmbH & Co. KG, Permira Europe III L.P.1, Permira Europe III L.P.2, Permira Europe III Co-Investment Scheme, Permira Investment Limited, Angel Lux III S.à r.l., Providence Equity Offshore Partners V L.P. (collectively, the "Investors"), Nordic Telephone Company Investment ApS ("Holdco"), Nordic Telephone Company Administration ApS, Nordic Telephone Company Finance ApS, Nordic Telephone Company Holding ApS and the Purchaser. Pursuant to the Shareholders Agreement each of the Investors agreed (i) to contribute certain funds in exchange for shares and preferred equity certificates ("PECs") of Holdco for the purpose of funding a proportion of the Tender Offer, (ii) to certain arrangements with regard to the governance of Holdco, its subsidiaries and, upon consummation of the Tender Offer, TDC A/S and (iii) to certain restrictions on the transfer of shares and PECs of Holdco. The foregoing summary of the Shareholders Agreement is qualified entirely by reference to Exhibit 2.

        In response to this Item 6 of this Schedule 13D, Section 3, "Background to and reasons for the Tender Offer and prospects for TDC" and Section 10, "Description of the Bidder and acquisition entities—Interest of the Bidder in TDC and Bidder's Agreements with TDC" of the Offer Document, as amended by Amendment No. 2 to the Schedule TO filed December 9, 2005 ("TO Amendment No. 2"), incorporated by reference as Exhibit 4 hereto, are hereby incorporated by reference. The Announcement Agreement referenced in such sections is incorporated by reference as Exhibit 8 and is hereby incorporated by reference in this Item 6 in its entirety.

        Except as set forth above, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

The following documents are hereby filed as exhibits:

Number	Exhibit
1.	Joint Filing Agreement, dated December 9, 2005.
2.	Shareholders Agreement, dated December 9, 2005.
3.	Market Purchase Facility Agreement between Nordic Telephone Company Holding ApS and The Royal Bank of Scotland plc, dated November 30, 2005.
4.
Offer Document incorporated herein by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by the Purchaser and the Offerors listed on such Schedule TO, on December 2, 2005 (the "Schedule TO").
5.
Senior Facilities Agreement, between, amongst others, Nordic Telephone Company Holding ApS, and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders, dated November 30, 2005, incorporated herein by reference to Exhibit (b)(1) of the Schedule TO.
6.
Bridge Facility Agreement, between, amongst others, Nordic Telephone Company Holding ApS and Barclays Capital, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as original lenders, dated November 30, 2005, incorporated herein by reference to Exhibit (b)(2) of the Schedule TO.
7.
PIK Facility Agreement, between, amongst others, Nordic Telephone Company Finance ApS, Deutsche Bank AG, London Branch as PIK Facility Agent, Deutsche Bank AG, London Branch and Credit Suisse First Boston International, as arrangers and Barclays Capital, the investment banking division of Barclays PLC, Credit Suisse First Boston International, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as managers, underwriters and original lenders, dated November 30, 2005, incorporated herein by reference to Exhibit (b)(3) of the Schedule TO.
8.
Announcement Agreement, between the Issuer, the Purchaser, Apax Partners Worldwide LLP, The Blackstone Group International Limited, Kohlberg Kravis Roberts & Co. L.P., Permira Advisers KB and Providence Equity Partners Limited, dated November 30, 2005, incorporated herein by reference to Exhibit (d) of the Schedule TO.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC TELEPHONE COMPANY APS
By:	/s/ RICHARD WILSON	By:	/s/ LAWRENCE H. GUFFEY
Name:	Richard Wilson	Name:	Lawrence H. Guffey
Title:	Director	Title:	Director
By:	/s/ OLIVER HAARMANN	By:	/s/ KURT BJÖRKLUND
Name:	Oliver Haarmann	Name:	Kurt Björklund
Title:	Director	Title:	Director
By:	/s/ GUSTAVO SCHWED
Name:	Gustavo Schwed
Title:	Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ RICHARD WILSON	By:	/s/ LAWRENCE H. GUFFEY
Name:	Richard Wilson	Name:	Lawrence H. Guffey
Title:	Director	Title:	Director
By:	/s/ OLIVER HAARMANN	By:	/s/ KURT BJÖRKLUND
Name:	Oliver Haarmann	Name:	Kurt Björklund
Title:	Director	Title:	Director
By:	/s/ GUSTAVO SCHWED
Name:	Gustavo Schwed
Title:	Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
By:	/s/ ADRIAN BEECROFT

Name:	Adrian Beecroft
Title:	Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.
By	/s/ ADRIAN BEECROFT

Name:	Adrian Beecroft
Title:	Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.
By	/s/ DENISE FALLAIZE

Name:	Denise Fallaize
Title:	Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.
By	/s/ DENISE FALLAIZE

Name:	Denise Fallaize
Title:	Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.
By	/s/ ADRIAN BEECROFT

Name:	Adrian Beecroft
Title:	Authorized Person

Blackstone NSS Communications Partners (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Family Communications Partnership (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Capital Partners (Cayman) IV-A L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Family Investment Partnership (Cayman) IV-A L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Participation Partnership (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Communications Management Associates (Cayman) L.P. By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Management Associates (Cayman) IV L.P. By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone FI Communications Associates (Cayman) Ltd.
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone LR Associates (Cayman) IV Ltd.
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Signed by for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By:	/s/ PERRY GOLKIN
	Name:	Perry Golkin
	Title:	Authorized Person
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership
By: KKR Millennium Limited, its general partner
By:	/s/ PERRY GOLKIN
	Name:	Perry Golkin
	Title:	Authorized Person
Signed by for and on behalf of KKR Millennium Limited
By:	/s/ PERRY GOLKIN
	Name:	Perry Golkin
	Title:	Authorized Person

Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 1)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 2)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited	)	Alternate Director
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of Permira Holdings Limited	)	Alistair Boyle
	)	Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.
By: Providence Equity Offshore GP V L.P.,the General Partner

    By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ JONATHAN NELSON
Name:	Jonathan Nelson
Title:	Authorized Person
PROVIDENCE EQUITY OFFSHORE GP V L.P. By: Providence Equity Partners (Cayman) V Ltd., its general partner
By:	/s/ JONATHAN NELSON
Name:	Jonathan Nelson
Title:	Authorized Person
PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By:	/s/ JONATHAN NELSON
Name:	Jonathan Nelson
Title:	Authorized Person
/s/ PAUL J. SALEM Paul J. Salem
/s/ GLENN M. CREAMER Glenn M. Creamer
/s/ JONATHAN M. NELSON Jonathan M. Nelson
/s/ PETER G. PETERSON Peter G. Peterson
/s/ STEPHEN A. SCHWARZMAN Stephen A. Schwarzman